July 10, 2023

VIA E-mail

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

> Re: **The 2023 ETF Series Trust**
>   File Nos. 333-272579 and 811-23883

Dear Mr. McGuire:

    On June 9, 2023, you filed a registration statement on Form N-1A on behalf of The 2023 ETF Series Trust (the "Trust"), with respect to Eagle Capital Select Equity ETF, Brandes U.S. Small-Mid Cap Value ETF, Brandes International ETF, and Brandes U.S. Value ETF Value ETF (each, a "Fund" and collectively the "Funds"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement and Item references are to Form N-1A.

GENERAL

1.   We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

2.   Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

3.   Please include the ticker symbols in EDGAR. Regulation S-T, Rule 313(b)(1).

COMMENTS ON PROSPECTUS FOR EAGLE CAPITAL SELECT EQUITY ETF
[*Where noted below, a comment is also applicable to one or more of the other Fund Prospectuses.*]

Prospectus

Summary Prospectus

Risk/Return Summary: Fees and Expenses of the Fund

4.   (**ALL FUNDS**) In the following sentence, please add "or hold" after "sell", since no redemption fees or contingent deferred sales charges are charged by the Fund upon sale of Fund shares: "The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods."

5.   We note that the principal investment strategy includes investments in other investment companies. If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund, then please disclose an estimate of these fees and expenses as a separate line item in the fee table. If acquired fund fees and expenses are not expected to exceed one basis point, then please include such expenses in the "Other Expenses" line in the Table. *See* Instruction 3(f)(i) of Item 3 of Form N-1A.

Investment Objectives

6.   It is not clear how the Fund's investment objective will be achieved based on the Fund's principal investment strategy disclosure. Please review the Fund's investment objective and principal investment strategy and revise as appropriate.

Principal Investment Strategies

7.   The Fund describes its policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities, including common stocks and depositary receipts, such as American Depositary Receipts and Global Depositary Receipts, representing an interest in a foreign security (the "80% policy"). Please disclose any other type of equity securities that are also included in the Fund's 80% policy in this sentence and add appropriate risk disclosure regarding such securities.

8.   Please state that the Fund will value derivatives counted towards the Fund's 80% policy on a mark-to-market basis (*i.e.*, using the current market price of the derivative, or if it is an OTC derivative, its fair value). This disclosure can be located with the disclosure in response to Item 9(b).

9.   If the Fund invests principally in foreign securities other than ADRs and GDRs, please disclose such investments.

10.   The Fund states that the investment process involves deep fundamental analysis, and disclosure also refers to the "thesis for investment" and the "Adviser's maximum investment guideline." Please summarize, in plain English, the thesis and investment criteria the Adviser uses in selecting investments, both in this summary of principal investment strategies and in more detail in response to Item 9(b). Please also disclose the maximum investment guideline.

11.   The Fund describes in generic terms, its principal strategy for using derivatives transactions. Please identify in the disclosure the principal derivatives the Fund intends to

utilize and tailor disclosure specifically to how each such instrument will be utilized in achieving the Fund's objectives. Also, provide appropriate risk disclosure associated with each derivative type. *See* Barry Miller Letter to ICI (https://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Principal Risks

12.   We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield and total return. *See* IM staff's Accounting and Disclosure Information ("ADI") 2019-08, *Improving Principal Risks Disclosure*, available at https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure

13.   Please revise the "Emerging Markets Securities Risk" to include the relevant risks noted in the ADI on *Registered Funds Risk Disclosure Regarding Investments in Emerging Markets*, (*e.g.*, differences in regulatory, accounting, auditing, and financial reporting and recordkeeping standards, differences in shareholder rights, market manipulation concerns and less reliable access to capital). *See* ADI 2020-11, available at https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/registered-funds-risk-disclosure.

14.   (**ALL FUNDS, as applicable**) If the Fund will have significant Chinese investments, pleases disclose and the risks associated with investments in China. *See* Public Statement by the SEC Chairman, *Emerging Market Investments Entail Significant Disclosure, Financial Reporting, and Other Risks; Remedies are Limited* (Apr. 21, 2020), available at https://www.sec.gov/news/public-statement/emerging-market-investments-disclosure-reporting.

15.   ETF Risks (**ALL FUNDS**)

    a.   "Costs of Buying or Selling Shares Risk." In the following sentence, please add "variance in" before "and bid-ask spreads": "Due to the costs of buying or selling Shares, including brokerage commissions imposed by brokers and bid-ask spreads…"

    b.   "Limited Authorized Participants, Market Makers and Liquidity Providers Risk." This risk disclosure states that, as a result of certain events and "other considerations," Fund shares may trade at a material discount to NAV. While the Fund has disclosed some of these events, please also concisely summarize the "other considerations" that may lead to the Fund shares trading at a material discount to NAV. Please also add disclosure that this could, in turn, lead to wider spreads between the bid and ask prices of Fund shares.

    c.   "Trading Risk"

    i.   This risk disclosure states that in stressed market conditions, the market for Fund shares may become less liquid in response to deteriorating liquidity in the markets for the Fund's underlying portfolio holdings, which may increase the variance between the market price of the Fund shares and the value of its underlying holdings. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF's NAV.

    ii.   Because principal investments include foreign securities, please disclose that, where all or a portion of the Fund's underlying securities trade in a market that is closed when the market in which the Fund's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund's shares and the underlying value of those shares.

16.   (**ALL FUNDS, as applicable**) If a Fund will invest significantly in the United Kingdom or European issuers, please consider whether it would be appropriate to add disclosure of the risks to the Fund related to the United Kingdom exiting the European Union.

17.   Please add to the "Investment Company and Exchange-Traded Fund Risk" disclosure that by investing in the Fund, shareholders indirectly bear fees and expenses charged by the investment companies or other pooled investment vehicles in addition to the Fund's direct fees and expenses. As a result, the cost of investing in the Fund may exceed the costs of investing directly in investment companies or pooled investment vehicles.

18.   The "Sector Focus Risk" discloses that the Fund may invest a significant portion of its assets in a particular sector. If the Fund will have significant exposure to any sector, industry, or group of industries, please add such sector or industry to the principal investment strategy disclosure and add corresponding principal risk disclosure.

Performance Information

19.   (**ALL FUNDS**) Please supplementally identify the broad-based securities market index expected to be used by the Fund in the average annual total returns table.

20.   (**ALL FUNDS**) Please add that updated performance information will be available on the Fund's website and include the website address in the introductory sentence.

Portfolio Managers

21.   Please revise the disclosure to state that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Statutory Prospectus - Items 9-13

Additional Risk Information

22.   (**ALL FUNDS**) Under ETF Risks, please delete the last paragraph, which is a duplicate of the paragraph beginning with "Costs of Buying or Selling Shares Risk."

Portfolio Managers

23.   (**ALL FUNDS**) Please state that the portfolio managers listed in this section are jointly and primarily responsible for the day-to-day management of the Fund's portfolio.

24.   In the paragraph about Ravenel B. Curry, IV, please clarify whether Boykin refers to Ravenel B. Curry, IV.

Prior Performance of Similarly Managed Accounts

25.   The first and second paragraphs state that certain accounts are excluded from the Eagle Equity Composite (*i.e.*, taxable accounts, accounts that do not pay fees, accounts that are less than $1 million, and non-discretionary accounts). The Advisor's prior performance should include all accounts with substantially similar investment objectives, policies, and investment strategies as the Fund. Please supplementally explain why it is appropriate to exclude the above-mentioned accounts and why the exclusion of those accounts would not materially affect the performance or cause the performance presentation to be misleading.

26.   (**ALL FUNDS**) In the Annualized Total Returns chart, please add in parentheses in the row for each index: "reflects no deduction for fees, expenses or taxes" and eliminate the references to just fees and expenses in the last sentence of footnotes * [Brandes Funds] and ** [Eagle Capital Select Equity ETF].

27.   Given the disclosure of the differences, please supplementally explain how the Eagle Equity Strategy is substantially similar to the Fund's investment strategy. For example, the disclosure states that the Fund's portfolio may not include certain smaller and/or less liquid positions that are included in the portfolios of the accounts comprising the Eagle Equity Composite, which may lead the Fund's portfolio to be more concentrated than that of the accounts comprising the Eagle Equity Composite. If true, please disclose that the differences (1) are immaterial and would not have a material effect on the disclosed performance, and (2) do not alter the conclusion that the Fund and the accounts comprising the Eagle Equity Composite are substantially similar.

28.   The disclosure states that the Eagle Equity Composite's returns are presented gross and net of management fees. Given that later disclosure indicates that the composite's net performance is net of all actual fees and expenses, please reconcile these statements.

29.   The disclosure states that net of fee performance was calculated using all actual fees and expenses including the management fee, and that these fees and expenses are not reflective of the fees and expenses of the Fund and may vary depending on, among other things, the account's fee schedule and portfolio size. If the actual fees and expenses of the Composite accounts are lower than the Fund's fees and expenses, this disclosure should

state that the use of the Fund's expense structure would have lowered the performance results.

30.   To avoid investor confusion, please delete the following sentence: "The Fund's fees are reflected in its fee table in the "Fund Summary" section of this prospectus."

31.   (**ALL FUNDS**) Please represent supplementally that the Fund has the records necessary to support the calculation of the Composite performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940 (the "1940 Act").

32.   (**ALL FUNDS**) The disclosure states that the Adviser has been independently verified for the periods January 1, 1993 through December 31, 2021 [from 1995 through 2021 for the three Brandes funds], for compliance with GIPS. Please disclose who conducted the verification and what type of verification was conducted, and include in the registration statement a consent for the audit/verification. *See* Rule 436 under the Securities Act of 1933.

Buying and Selling of Fund Shares

33.   (**ALL FUNDS**) Please state that because the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares. *See* Instruction 2 to Item 11(a)(3).

COMMENTS ON PROSPECTUSES FOR BRANDES U.S. SMALL-MID CAP VALUE ETF; BRANDES U.S. VALUE ETF; BRANDES INTERNATIONAL ETF (collectively, "BRANDES FUNDS")

Prospectus (BRANDES U.S. SMALL-MID CAP VALUE ETF)

Summary Prospectus

Principal Investment Strategies

34.   We note that Fund's principal risks include risks related to emerging markets and frontier markets. Please state in response to Item 4's summary disclosure of principal investment strategies that the Fund will invest in emerging markets, including frontier markets.

35.   (**ALL BRANDES FUNDS**) The Fund states that from time to time, the Fund may invest more than 20% of its assets in any market sector, such as the health care sector [for all BRANDES FUNDS] and financial sector [for BRANDES U.S. VALUE ETF and BRANDES INTERNATIONAL ETF]. This disclosure suggests that the Fund may invest at its discretion 25 percent or more of Fund assets in any market sector. Given that a market sector consists of groups of related industries, please explain how the discretion reserved by this policy is consistent with the Funds' policy not to concentrate, and Section 8 of the l940 Act, or revise the disclosure. In addition, if there are industries or

sectors in addition to health care and financial sector, as applicable, that a Fund will invest in significantly, please state so here and include corresponding risks.

36.   (**ALL BRANDES FUNDS**) Please move the disclosure about the Fund's temporary defensive strategy to disclosure in response to Item 9(b) (*see* Instruction 6), as a temporary defensive strategy is not a principal investment strategy. Please disclose there what is meant by "relatively high" with respect to the sentence that the amount of certain cash or short-term cash equivalent securities will vary and may at times be relatively high.

37.   (**ALL BRANDES FUNDS**) The Fund states that the advisor may sell a security when its price reaches the Advisor's estimate of the underlying company's intrinsic value, the Advisor believes that other investments are more attractive, "or for other reasons". Please disclose the other reasons.

Principal Risks of Investing in the Fund

38.   (**ALL BRANDES FUNDS**) In "Active Management Risk," please delete the reference to the Fund's benchmark as there is no disclosure about a benchmark.

Prospectus (BRANDES U.S. VALUE ETF; BRANDES U.S. SMALL-MID CAP VALUE ETF)

Summary Prospectus

Principal Investment Strategies

39.   The Fund describes its policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of U.S. companies (the "80% policy"). Please describe the specific criteria Fund uses to determine that an investment is economically tied to the U.S.

Principal Risks of Investing in the Fund

40.   [BRANDES U.S. VALUE ETF] Given the Fund's strategy to invest in issuers with a market capitalization greater than $5 billion, please consider whether large-cap company risk should be disclosed.

Prospectus (BRANDES INTERNATIONAL ETF)

Summary Prospectus

Principal Investment Strategies

41.   The Fund discloses that it may have "significant exposure to any particular country." Please add any such anticipated country to the principal investment strategy disclosure and add corresponding principal risk disclosure.

***Statutory Prospectus - Items 9-13 (*ALL BRANDES FUNDS)**

Additional Principal Investment Strategies Information

42.   Please add "prior" before "notice to shareholders" in the fifth sentence of Additional Principal Investment Strategies Information. Consider making the same change to the second sentence regarding the notice to be provided to shareholders of a change in a Fund's investment objective for clarity.

43.   Please delete or clarify the disclosure stating that each Fund's country weightings may differ significantly from country weightings found in published stock indices. We believe this disclosure is not relevant to the two Brandes Funds that do not reference any indices in the principal investment strategy disclosure. For the Brandes International ETF, which does reference an index in the principal investment strategy disclosure, please tailor this disclosure to that Fund's use of the index.

Portfolio Managers

44.   Please clarify whether the disclosure in the initial lead-in paragraph is applicable to each Brandes Fund or only applicable to Brandes U.S. Small-Mid Cap Value ETF.

45.   The Fund states, for Brandes U.S. Value ETF, that all investment decisions are the joint responsibility of the Advisor's Global Large Cap Committee. Please state, for the other two Brandes Funds, that the investment decisions are the "joint" responsibility of their respective investment committees.

Certain Prior Advisor Performance

46.   The Funds disclose that net returns are shown net of total annual fund operating expenses after fee waivers and/or expense reimbursements. Net performance presentation of the prior accounts should be based on gross actual expenses and not net of waivers and/or expense reimbursements. Please revise the net performance presentation so that it is presented before waivers and/or reimbursements.

47.   Please revise the following sentence to add the underlined text: "All returns are net of <u>all expenses, including</u> brokerage commissions, execution costs and any applicable foreign withholding taxes, without provision for federal or state income taxes (if any).

48.   The Funds state that the accounts that are included in each composite are not subject to the same types of expenses to which the corresponding Fund is subject. If the actual fees and expenses of the Composite accounts are lower than the Fund's fees and expenses, this disclosure should state that the use of the Fund's expense structure would have lowered the performance results.

Statement of Additional Information (EAGLE CAPITAL SELECT EQUITY ETF AND ALL BRANDES FUNDS, except as otherwise noted)

Investment Restrictions

Fundamental Policies

49.   Please revise the first sentence of fundamental policy 1 to add "or group of industries" after "in an industry" to conform to Section 8(b) (1) of the 1940 Act. Similarly, please make the same addition in the explanatory note about the non-concentration policy.

Management of the Trust

Fund Shares Owned by Board Members

50.   Disclosure includes that the Fund is required to show the dollar amount ranges of each Trustee's "beneficial ownership" of shares of the Fund and each other series of the Trust as of the end of the most recently completed calendar year. Please revise this disclose to include any registered investment company within the same family of investment companies as the Fund. *See* Item 17.

51.   Please disclose the information required by Instruction 5, 6, and 7, as applicable, of Item 17(b).

Management Services

52.   For the Brandes Funds, please provide the information required by Item 19(a)(1) (*i.e.*, the name of any person who controls the adviser, the basis of the person's control, and the general nature of the person's business. Also disclose, if material, the business history of any organization that controls the adviser).

53.   Provide, if applicable, the name of any affiliated person of the Fund who also is an affiliated person of the adviser, and a list of all capacities in which the person is affiliated with the Fund and with the adviser. *See* Item 19(a)(2).

The Portfolio Managers

Portfolio Manager Compensation

54.   For Eagle Capital Select Equity ETF, please disclose the date as of which the compensation information is provided, which should be the most recent practicable date. For each Brandes Fund, please provide a current description of the Advisor's compensation (we note that the date provided for the Brandes Funds is as of December 31, 2022). *See* Instruction 1 to Item 20(b).

Other Accounts Managed by the Portfolio Managers

55.   The "as of" date for the Fund is currently blank. Please ensure that the date inserted is the most recent practicable date, per Instructions to Item 20.

Control Persons and Principal Holders of Securities

56.   Add disclosure required by Item 18(c) (*i.e.*, state the percentage of the Fund's equity securities owned by all officers, directors, and members of any advisory board of the Fund as a group. If the amount owned by directors and officers as a group will be less than 1% of the Class, provide a statement to that effect).

Purchase and Redemption of Shares in Creation Units

57.   Disclosure in this subsection states, in part, that "The Fund issues and redeems its shares on a continuous basis, at NAV… either principally in-kind for securities or in cash for the value of such securities." Please reconcile disclosure in this section, and throughout, with disclosure in the prospectus that "Creation Unit transactions are generally conducted in exchange for the deposit or delivery of a portfolio of in-kind securities designated by the Fund and a specified amount of cash."

58.   Under "Issuance of a Creation Unit," the Fund discloses that the delivery of Creation Units generally will occur no later than the Settlement Date. Please delete "generally" from this sentence.

Financial Statements

59.   Please provide financial statements of the Fund pursuant to Instruction 2 to Item 27(a).

ORGANIZATIONAL DOCUMENTS

60.   Please revise provisions a, b, c, d, and e, described below, in Article IX, Section 9.8 of the Trust's Declaration of Trust to state that these provisions do not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the requirements set forth in Article IX, Section 9.8 of the Trust's Declaration of Trust regarding derivative actions, including:

   a.   Complaining Shareholders must first make a pre-suit written demand upon the Trustees by no less than three shareholders who are unaffiliated and unrelated to each other (and this provision does not apply to claims arising under the federal securities laws);

   b.   Shareholders who collectively own shares representing 5% or more of all outstanding shares to which the action relates must join in initiating the derivative action (and this provision does not apply to claims arising under the federal securities laws);

   c.   Trustees shall be provided up to 150 days to consider the demand, and may dispose of such action upon a majority vote of the independent Trustees, and shareholders shall not be permitted thereafter to maintain a derivative action regarding the matter unless they first sustain the burden of proof to the court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Trust *and these provisions do not apply to claims arising under the federal securities laws*. If upon such consideration a majority of the independent Trustees determine that such a suit should be maintained, then the appropriate officers of the Trust shall cause the Trust to commence that suit and such suit shall proceed directly rather than derivatively or permit the Complaining Shareholders to proceed derivatively;

d. Shareholders must reimburse the Trust for expenses relating to such a demand in the event that the Trustees determine not to bring the action, if a court determines that the demand was made without reasonable cause or for an improper purpose or if the shareholder does not follow the procedure set forth in the Declaration of Trust (and this provision does not apply to claims arising under the federal securities laws); and

e. No shareholder may bring a direct action unless the shareholder has suffered an injury distinct from that suffered by shareholders of the Trust generally (and this provision does not apply to claims arising under the federal securities laws).

61. Please disclose in an appropriate location in the prospectus that shareholders waive their right to a jury trial under Article XI, Section 11.4 of the Declaration of Trust.

62. Please disclose the provision Article XI, Section 11.4 of the Agreement and Declaration of Trust in an appropriate location in the prospectus and disclose the corresponding risks of such provisions even as to non-federal securities law claims (*e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum).

Closing

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-8645.

Sincerely,

/s/ Emily Rowland
Emily Rowland

cc: Sally Samuel, Branch Chief
        Andrea Ottomanelli Magovern, Assistant Director